Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Acasti Phama Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN THAT that the annual and special meeting of the shareholders (the “Meeting”) of the Corporation will be held at Hotel Hilton Garden Inn, 380 Sherbrooke St. West, Montreal, Quebec, H3A 0B1, Canada, on July 14, 2015 at 10:00 a.m., for the following purposes: to receive the financial statements of the Corporation for the financial year ended February 28, 2015 and the auditors’ report thereon;

1.	to elect the directors of the Corporation for the ensuing year;

2.	to appoint the auditors for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

3.
to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution confirming and ratifying the Corporation’s existing 10% rolling stock option plan, and related matters;

4.
to consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution confirming and ratifying the adoption of the amended and restated by-laws of the Corporation as described in the accompanying management information circular; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Laval, Québec, June 15, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Jerald J. Wenker

Jerald J. Wenker
Chairman of the Board of Directors

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established June 9, 2015 as the record date for the purpose of determining the Corporation’s shareholders which are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying management information circular.